UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-02290

Efficiency Lodge, Inc.

 (Exact name of registrant as specified in its charter)

5342 Old Floyd Road, P.O. Box 635, Mableton, Georgia  30126
(770) 819-0039

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value per share

 (Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

             Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

           Approximate number of holders of record as of the certificate or notice date:    299

            Pursuant to the requirements of the Securities Exchange Act of 1934 Efficiency Lodge, Inc.  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August 7, 2002	EFFICIENCY LODGE, INC. BY: /s/ W. Ray Barnes W. Ray Barnes Chairman and Chief Executive Officer